02033096

P.E 5-1-02

1-15258

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# Form 6-K



**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934**

For the month of May 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

## KM Credit Information Merged into Jooeun Credit Information

Pursuant to the decision of Kookmin Bank's Management Council on March 19 and approvals of respective general shareholders' meeting of KM Credit Information and Jooeun Credit Information, KM Credit Information is merged into Jooeun Credit Information as of May 2, 2002.

KM Credit Information is a credit collection company, which collects written-off credits or loans that are overdue for certain period. As of December 31, 2001, the paid-in capital and total assets of the company are 2.4 billion Won and 3.8 billion Won, respectively. On April 2, 2002, Kookmin Credit Card, our 74.3%-owned subsidiary, made a decision to acquire 720,000 common shares of KM Credit Information in order to facilitate the proposed merger between KM Credit Information and Jooeun Credit Information. That transaction brought Kookmin Credit Card's total stake in the company to 19.32%.

Jooeun Credit Information is a subsidiary of Kookmin Bank, which is also engaged in credit collection agent services for financial institution. Jooeun Credit Information made a decision to merge the KM Credit Information and to rename it as Kookeun Credit Information in order to empower the credit collection capability.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: May 2, 2002

By: ______________________
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President &
Chief Financial Officer